Exhibit 99.1

PAYSAFE REPORTS SECOND QUARTER 2023 RESULTS;

RAISES FULL YEAR OUTLOOK

London, UK – August 15, 2023 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the second quarter of 2023.

Second Quarter 2023 Financial Highlights

(Metrics compared to second quarter of 2022)

•
Revenue of $402.3 million, increased 6%; increased 5% on a constant currency basis
•
Total Payment Volume of $35.5 billion1, increased 6%
•
Net loss attributable to the Company of $1.8 million, or ($0.03) per diluted share, compared to $658.7 million, or ($10.89) per diluted share, and reflecting an impairment charge of $676.5 million in the prior year period
•
Adjusted net income of $34.7 million, or $0.56 per diluted share, compared to $37.5 million, or $0.62 per diluted share, and reflecting an increase in interest expense of $8.3 million
•
Adjusted EBITDA of $113.0 million, increased 10%; increased 9% on a constant currency basis
•
Net leverage2 decreased to 5.6x as of June 30, 2023, compared to 5.8x as of December 31, 2022

Bruce Lowthers, CEO of Paysafe, commented: “We are pleased with our results through the first half of 2023, including 6% revenue growth and 7% Adjusted EBITDA growth, driven by strong volumes across SMB and e-commerce, particularly North America iGaming, as well as progress in classic digital wallets, where we continue to see improved user engagement. Based on our results to date, we are raising our full year 2023 revenue growth outlook to the range of 6.5% to 7.5%, while maintaining more than 100 basis points in Adjusted EBITDA margin expansion this year.”

Strategic and Operational Highlights

•
Delivered fourth consecutive year-over-year quarterly revenue growth
•
Continued to progress Paysafe's sales transformation, fueling growth in enterprise-level bookings, cross-selling into existing client base and multi-product wins
•
Advanced Paysafe’s product development priorities – began to roll out network tokenization to enhance client experience, increase authorization rates and reduce fraud
•
Enabled new regional payment methods, enterprise-wide, connecting our North America, Europe and Latin America networks
•
Launched Skrill digital wallet with multiple iGaming operators in Ontario
•
Won ‘Payments Provider of the Year’ award at the 2023 EGR (eGaming Review) North America Awards, Paysafe's third-straight win in the category

1.
Excludes embedded wallet related volumes of $6.9 billion and $13.5 billion in the second quarter of 2023 and 2022, respectively.
2.
Paysafe defines net leverage as the calculation of net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) of Adjusted EBITDA. For the period ending June 30, 2023, total debt was $2,575.8 million and cash and cash equivalents was $206.7 million, and LTM Adjusted EBITDA was $423.9 million, respectively. For the period ending December 31, 2022, total debt was $2,643.5 million and cash and equivalents was $260.2 million, and LTM Adjusted EBITDA was $410.0 million, respectively.

Second Quarter of 2023 Summary of Consolidated Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands) (unaudited)	2023	2022	2023	2022
Revenue	$402,338	$378,913	$790,187	$746,581
Gross Profit (excluding depreciation and amortization)	$235,724	$219,926	$464,634	$440,491
Net loss attributable to the Company	$(1,765)	$(658,739)	$(5,573)	$(1,829,922)

Adjusted EBITDA	$113,031	$102,953	$220,846	$206,920
Adjusted EBITDA margin	28.1%	27.2%	27.9%	27.7%
Adjusted net income attributable to the Company	$34,678	$37,541	$67,754	$74,802

Total revenue for the second quarter of 2023 was $402.3 million, an increase of 6%, compared to $378.9 million in the prior year period, reflecting 6% growth in total payment volume. Excluding a $3.2 million favorable impact from changes in foreign exchange rates, total revenue increased 5%. Revenue from the Merchant Solutions segment increased 6%, driven by small and medium-sized business (SMB) volume in North America and strong growth from iGaming in the region. Revenue from the Digital Wallets segment increased 6% on a reported basis and 5% on a constant currency basis, driven by classic digital wallets supported by the Company's improvements to increase consumer engagement and merchant checkout conversion rates as well as the contribution of interest revenue on consumer deposits.

Net loss attributable to the Company for the second quarter was $1.8 million, compared to $658.7 million in the prior year period. The decrease in net loss primarily reflects an impairment of goodwill recognized in the prior year period. Adjusted net income for the second quarter was $34.7 million, compared to $37.5 million in the prior year period, reflecting an increase in interest expense which increased by $8.3 million to $36.8 million for the second quarter of 2023 from $28.4 million in the prior year period.

Adjusted EBITDA for the second quarter was $113.0 million, an increase of 10%, compared to $103.0 million in the prior year period. Excluding a $1.0 million favorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 9% compared to the prior year period. Adjusted EBITDA margin for the second quarter increased to 28.1%, compared to 27.2% in the prior year period, reflecting higher gross margins in the Digital Wallets segment as well as operating leverage.

Second quarter net cash used in operating activities was $233.9 million, compared to an inflow of $875.6 million in the prior year period, mainly reflecting the timing of settlement of funds payable and amounts due to customers. Free cash flow was $94.7 million, compared to $39.7 million in the prior year period, which includes the movement in customer accounts and other restricted cash which was an increase of $302.6 million in the second quarter of 2023, compared to a decrease of $849.7 million in the prior year period.

Balance Sheet

As of June 30, 2023, total cash and cash equivalents were $206.7 million, total debt was $2.6 billion and net debt was $2.4 billion. Compared to March 31, 2023, total debt decreased by $36 million, reflecting net repayments of $42 million, partially offset by movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Six Months Ended
	June 30,		YoY	June 30,		YoY
($ in thousands) (unaudited)	2023	2022	change	2023	2022	change
Revenue:
Merchant Solutions	$225,698	$212,770	6%	$434,219	$405,115	7%
Digital Wallets	$179,079	$168,205	6%	$360,527	$346,032	4%
Intersegment	$(2,439)	$(2,062)	18%	$(4,559)	$(4,566)	0%
Total Revenue	$402,338	$378,913	6%	$790,187	$746,581	6%

Adjusted EBITDA:
Merchant Solutions	$55,769	$55,113	1%	$108,105	$103,651	4%
Digital Wallets	$77,211	$69,645	11%	$156,420	$144,144	9%
Corporate	$(19,949)	$(21,805)	9%	$(43,679)	$(40,875)	-7%
Total Adjusted EBITDA	$113,031	$102,953	10%	$220,846	$206,920	7%

Adjusted EBITDA margin:
Merchant Solutions	24.7%	25.9%	(120 bps)	24.9%	25.6%	(70 bps)
Digital Wallets	43.1%	41.4%	170 bps	43.4%	41.7%	170 bps
Total Adjusted EBITDA margin	28.1%	27.2%	90 bps	27.9%	27.7%	20 bps

Full Year 2023 Financial Guidance

($ in millions) (unaudited)	Full Year 2023 - prior	Full Year 2023 - updated
Revenue	$1,580 - $1,600	$1,595 - $1,608
Adjusted EBITDA	$452 - $462	$454 - $462

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, August 15, 2023, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $130 billion in 2022, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$206,703	$260,219
Customer accounts and other restricted cash	1,426,419	1,866,976
Accounts receivable, net of allowance for credit losses of $6,710 and $10,558, respectively	168,627	159,324
Settlement receivables, net of allowance for credit losses of $4,014 and $5,398, respectively	98,643	147,774
Prepaid expenses and other current assets	81,231	60,810
Total current assets	1,981,623	2,495,103
Deferred tax assets	104,538	104,538
Property, plant and equipment, net	15,213	11,947
Operating lease right-of-use assets	26,797	35,509
Derivative asset	16,735	17,321
Intangible assets, net	1,243,775	1,291,458
Goodwill	2,016,787	1,999,132
Other assets – noncurrent	6,046	2,048
Total assets	$5,411,514	$5,957,056

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$205,634	$241,529
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,558,272	1,997,867
Operating lease liabilities – current	8,315	7,953
Income taxes payable	—	11,325
Contingent and deferred consideration payable – current	12,272	18,171
Liability for share-based compensation – current	3,872	11,400
Total current liabilities	1,798,555	2,298,435
Non-current debt	2,565,593	2,633,269
Operating lease liabilities – non-current	21,728	29,913
Deferred tax liabilities	127,819	118,791
Warrant liabilities	2,576	3,094
Liability for share-based compensation – non-current	2,603	4,942
Contingent and deferred consideration payable – non-current	8,476	8,975
Total liabilities	4,527,350	5,097,419
Commitments and contingent liabilities
Total shareholders' equity	884,164	859,637
Total liabilities and shareholders' equity	$5,411,514	$5,957,056

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$402,338	$378,913	$790,187	$746,581
Cost of services (excluding depreciation and amortization)	166,614	158,987	325,553	306,090
Selling, general and administrative	133,600	134,709	261,911	265,277
Depreciation and amortization	66,425	69,585	129,972	133,008
Impairment expense on goodwill and intangible assets	193	676,456	275	1,882,187
Restructuring and other costs	1,340	41,602	3,330	54,193
Loss on disposal of subsidiary and other assets, net	—	660	—	660
Operating income / (loss)	34,166	(703,086)	69,146	(1,894,834)
Other income, net	7,376	56,155	9,923	59,633
Interest expense, net	(36,762)	(28,426)	(74,218)	(54,382)
Income / (loss) before taxes	4,780	(675,357)	4,851	(1,889,583)
Income tax expense / (benefit)	6,545	(16,618)	10,424	(60,032)
Net loss	$(1,765)	$(658,739)	$(5,573)	$(1,829,551)
Less: net income attributable to non-controlling interest	—	—	—	371
Net loss attributable to the Company	$(1,765)	$(658,739)	$(5,573)	$(1,829,922)

Net loss per share attributable to the Company – basic and diluted	$(0.03)	$(10.89)	$(0.09)	$(30.29)

Net loss	$(1,765)	$(658,739)	$(5,573)	$(1,829,551)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	8,204	(36,524)	10,378	(22,128)
Total comprehensive income / (loss)	$6,439	$(695,263)	$4,805	$(1,851,679)
Less: comprehensive income attributable to non-controlling interest	—	—	—	371
Total comprehensive income / (loss) attributable to the Company	$6,439	$(695,263)	$4,805	$(1,852,050)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Net loss attributable to the Company - basic and diluted	$(1,765)	$(658,739)	$(5,573)	$(1,829,922)

Denominator (in millions)
Weighted average shares – basic and diluted	61.5	60.5	61.2	60.4

Net loss per share attributable to the Company
Basic and diluted	$(0.03)	$(10.89)	$(0.09)	$(30.29)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Six Months Ended
	June 30,
($ in thousands)	2023	2022
Cash flows from operating activities
Net loss	$(5,573)	$(1,829,551)
Adjustments for non-cash items:
Depreciation and amortization	129,972	133,008
Unrealized foreign exchange loss / (gain)	7,207	(34,408)
Deferred tax expense / (benefit)	8,104	(58,985)
Interest expense, net	(666)	9,772
Share-based compensation	18,123	31,706
Other income, net	(14,627)	(23,009)
Impairment expense on goodwill and intangible assets	275	1,882,187
Allowance for credit losses and other	9,241	14,874
Loss on disposal of subsidiary and other assets, net	-	660
Non-cash lease expense	4,501	3,491
Movements in working capital:
Accounts receivable, net	(17,648)	(14,280)
Prepaid expenses, other current assets, and related party receivables	(7,488)	(26,020)
Settlement receivables, net	50,131	27,624
Accounts payable, other liabilities, and related party payables	(37,174)	39,963
Funds payable and amounts due to customers	(473,230)	1,250,221
Income tax payable and receivable	(24,033)	(27,806)
Net cash flows (used in) / provided by operating activities	(352,885)	1,379,447
Cash flows in investing activities
Purchase of property, plant & equipment	(6,339)	(1,839)
Purchase of merchant portfolios	(23,488)	(23,983)
Purchase of other intangible assets	(49,487)	(42,892)
Acquisition of business, net of cash acquired	—	(424,722)
Net cash outflow on disposal of subsidiary	—	(826)
Receipts under derivative financial instruments	4,784	—
Other investing activities, net	(478)	—
Net cash flows used in investing activities	(75,008)	(494,262)
Cash flows from financing activities
Cash settled equity awards	(484)	(154)
Repurchases of shares withheld for taxes	(6,709)	—
Proceeds from exercise of warrants	—	3
Repurchase of borrowings	(83,635)	(9,508)
Proceeds from loans and borrowings	55,781	86,246
Repayments of loans and borrowings	(55,044)	(92,867)
Payments under derivative financial instruments, net	—	(1,371)
Payment of debt issuance costs	—	(6,261)
Proceeds under line of credit	450,000	373,082
Repayments under line of credit	(450,000)	(350,000)
Contingent consideration received	—	2,621
Contingent and deferred consideration paid	(7,642)	(14,165)
Net cash flows used in financing activities	(97,733)	(12,374)
Effect of foreign exchange rate changes	31,553	(133,216)
(Decrease) / increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(494,073)	$739,595
Cash and cash equivalents, including customer accounts and other restricted cash, at beginning of the period	2,127,195	1,971,718
Cash and cash equivalents, including customer accounts and other restricted cash, at end of the period	$1,633,122	$2,711,313

	Six Months Ended
	June 30,
	2023	2022
Cash and cash equivalents	$206,703	$243,533
Customer accounts and other restricted cash, net	1,426,419	2,467,780
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,633,122	$2,711,313

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2023	2022	2023	2022
Net loss	$(1,765)	$(658,739)	$(5,573)	$(1,829,551)
Income tax expense / (benefit)	6,545	(16,618)	10,424	(60,032)
Interest expense, net	36,762	28,426	74,218	54,382
Depreciation and amortization	66,425	69,585	129,972	133,008
Share-based compensation expense	10,907	17,736	18,123	31,706
Impairment expense on goodwill and intangible assets	193	676,456	275	1,882,187
Restructuring and other costs	1,340	41,602	3,330	54,193
Loss on disposal of subsidiaries and other assets, net	—	660	—	660
Other income, net	(7,376)	(56,155)	(9,923)	(59,633)
Adjusted EBITDA	$113,031	$102,953	$220,846	$206,920
Adjusted EBITDA Margin	28.1%	27.2%	27.9%	27.7%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2023	2022	2023	2022
Net cash (outflows) / inflows from operating activities	$(233,924)	$875,599	$(352,885)	$1,379,447
Capital Expenditure	(25,458)	(24,092)	(55,826)	(44,731)
Cash paid for interest	45,991	29,856	74,884	44,610
Payments relating to Restructuring and other costs	5,481	7,995	29,165	20,136
Movement in Customer Accounts and other restricted cash	302,647	(849,697)	469,674	(1,300,579)
Free Cash Flow	$94,737	$39,661	$165,012	$98,883
Adjusted EBITDA	113,031	102,953	220,846	206,920
Free Cash Flow Conversion	84%	39%	75%	48%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2023	2022	2023	2022
Revenue	$402,338	$378,913	$790,187	$746,581
Cost of services (excluding depreciation and amortization)	166,614	158,987	325,553	306,090
Depreciation and amortization	66,425	69,585	129,972	133,008
Gross Profit (1)	$169,299	$150,341	$334,662	$307,483
Depreciation and amortization	66,425	69,585	129,972	133,008
Gross Profit (excluding depreciation and amortization)	$235,724	$219,926	$464,634	$440,491

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2023	2022	2023	2022
Net loss attributable to the Company	$(1,765)	$(658,739)	$(5,573)	$(1,829,922)
Other non-operating income, net (1)	(4,814)	(58,611)	(5,578)	(64,019)
Impairment expense on goodwill and intangible assets	193	676,456	275	1,882,187
Amortization of acquired assets (2)	34,095	43,283	67,768	85,549
Restructuring and other costs	1,340	41,602	3,330	54,193
Loss on disposal of subsidiaries and other assets, net	—	660	—	660
Share-based compensation expense	10,907	17,736	18,123	31,706
Discrete tax items (3)	5,406	13,601	10,885	6,976
Income tax benefit on non-GAAP adjustments (4)	(10,684)	(38,447)	(21,476)	(92,528)
Adjusted net income attributable to the Company	$34,678	$37,541	$67,754	$74,802
(in millions)
Weighted average shares - diluted	61.5	60.5	61.2	60.4
Adjusted diluted impact	0.1	0.1	0.3	0.2
Adjusted weighted average shares - diluted	61.6	60.6	61.5	60.6

(1)
Other non-operating income, net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and loss on contingent consideration and gain / loss on foreign exchange. For the three and six months ended June 30, 2023, this item also includes the gain to repurchase secured notes and fair value loss on derivative instruments.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(4)
Income tax benefit on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net loss attributable to the Company to calculate adjusted net income.

Adjusted Net Income per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$34,678	$37,541	$67,754	$74,802
Adjusted net income attributable to the Company - diluted	$34,678	$37,541	$67,754	$74,802
Denominator (in millions)
Weighted average shares – basic	61.5	60.5	61.2	60.4
Adjusted weighted average shares – diluted (1)	61.6	60.6	61.5	60.6
Adjusted net income per share attributable to the Company
Basic	$0.56	$0.62	$1.11	$1.24
Diluted	$0.56	$0.62	$1.10	$1.23

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three and six months ended June 30, 2023 and 2022 has been adjusted to include the dilutive effect of the Company's restricted stock units.